UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 5, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EnLink Midstream Partners, LP – File No. 5-78878
EnLink Midstream, LLC – File No. 5-88047

CF#36537
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Global Infrastructure Investors III, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to Schedules 13D filed on July 30, 2018 relating to its beneficial ownership of common units representing limited partnership interests of EnLink Midstream Partners, LP and common units representing limited liability company interests of EnLink Midstream, LLC.

Based on representations by Global Infrastructure Investors III, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

    Exhibit 2   through July 18, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Brent J. Fields
           Secretary